**Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for**

P & M CORPORATE FINANCE, LLC

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66239

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **P & M Corporate Finance, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 S. Riverside, Suite 2100
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel J. Trotta	**248-603-5374**	Dan.Trotta@plantemoran.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman Rossin & Co.
(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501	**Miami**	**FL**	**33133**
(Address)	(City)	(State)	(Zip Code)
10/16/2003		**137**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew G. Jamison _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of P & M Corporate Finance, LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



VIVIENNE JANE MCCRACKEN
Notary Public - State of Michigan
County of Oakland
My Commission Expires Jan 10, 2029
Acting in the County of Oakland

Vivienne Jane McCracken
Notary Public

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

P & M Corporate Finance, LLC

Contents



KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of P&M Corporate Finance, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of P&M Corporate Finance, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of P&M Corporate Finance, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of P&M Corporate Finance, LLC 's management. Our responsibility is to express an opinion on P&M Corporate Finance, LLC 's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to P&M Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co., P.A.

We have served as P&M Corporate Finance, LLC's auditor since 2016.

Miami, Florida
March 6, 2023

P & M Corporate Finance, LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	3,473,486
Restricted cash		2,123
Deferred contract costs		583,250
Property and equipment - net		69,804
Other assets		258,069
Right of use assets		460,400
Due from related parties		212,459
Total assets	**$**	**5,059,591**

Liabilities and Member's Equity

Liabilities

Accrued other liabilities	$	37,765
Deferred revenue		583,250
Lease liabilities		528,242
Due to related party		719,684
Total liabilities		1,868,941
Member's Equity		3,190,650
Total liabilities and member's equity	**$**	**5,059,591**

Note 1 - Organization

P & M Corporate Finance, LLC (the Company or PMCF) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-six states and two territories, including Michigan, Colorado, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

On January 1, 2022, the members of the Company created PMCF Holding Company, LLC (PMCF Holding) and exchanged their interest in the Company for a similar amount of equity in PMCF Holding. The Company is now a wholly-owned subsidiary of PMCF Holding. There was no change in control of the Company resulting from this transaction. For further details see Note 5.

The members of the Company and PMCF Holding created PMCF Advisors, LLC (Advisors), which is a wholly-owned subsidiary of PMCF Holding. A management service agreement between the Company and Advisors provides for the shared use of certain limited services, regulatory supervision, business assets, operations and related activities. Under this agreement, staff previously employed by the Company were transferred to Advisors effective January 1, 2022. For further details see Note 6.

Note 2 - Significant Accounting Policies

Nature of Business

The Company is engaged in various brokerage activities, which comprise several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, strategic advisory services, and supervisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Note 2 - Significant Accounting Policies (Continued)

Revenue Recognition

The Company is involved in various investment banking activities that fall into three broad categories for revenue recognition purposes. These activities are Contingent Fee Investment Banking Services, Consulting Fee Based Services, and Contingent Supervisory Fee Based Services.

For Contingent Fee Investment Banking Services, the Company has a single performance obligation upon its agreement with the client to render investment banking services with the goal of assisting the client in consummating a sale, acquisition, or financing transaction. Because the Company does not transfer control of this service over time and does not meet the criteria to recognize revenue over time, revenue is recognized at a point in time, which is the date the transaction closes or when the engagement is terminated or is not consummated.

For Consulting Fee Based Services, the Company has a single performance obligation to the client to provide a unique deliverable. The criteria for over time revenue recognition are not met because should the engagement be terminated, another service provider would need to reperform the work the Company has completed. Therefore, revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable.

For Contingent Supervisory Fee Based Services, the Company has an obligation under its Management Service Agreement with Advisors to provide supervisory services in areas where private securities transactions undertaken by Advisors requires a FINRA-registered professional to be involved. The Company is entitled to charge a fee when these supervisory services are performed. PMCF's arrangement with Advisors stipulates that fees are payable to PMCF only upon payment of Advisors' fee by its client. Accordingly, the Company recognizes revenue at a point in time when the underlying transaction closes. If the Advisors transaction is terminated or not consummated, no revenue will be recognized by the Company for a supervisory fee.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash

The Company has $2,123 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

Concentration of Credit Risk

Given the nature of the Company's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, the Company's revenue stream does not rely on any one customer or group of customers.

Note 2 - Significant Accounting Policies (Continued)

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected.

Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. All outstanding receivables totaling $26,000 are aged over 90 days and have been reserved for at December 31, 2022.

Deferred Contract Costs and Deferred Revenue

Deferred contract costs relate to capitalized labor and other costs to fulfill contracts under in-process engagements with customers. These costs include amounts that fulfill the Company's expected obligations under a client contract, and do not include any amounts incurred to obtain the contract. Costs have been deferred only to the extent of nonrefundable contract retainers and expense reimbursements (contract liabilities), which are reported as deferred revenue, since recovery in excess of these amounts would be contingent upon the transaction closing.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

Leases

The Company's leases for office space are classified as operating leases. A lease liability and corresponding right of use (ROU) asset are recognized based on the present value of the minimum lease payments. Lease cost for lease payments is recorded on a straight-line basis over the lease term. The Company also has short-term leases with related parties that have lease terms of 12 months or less and do not include automatic renewal options. ROU assets and lease liabilities are not recognized for these leases and lease cost is recognized on a straight-line basis over the lease term. Refer to Note 6 and Note 9 for additional information.

Note 2 - Significant Accounting Policies (Continued)

Income Taxes

The Company is a Michigan Limited Liability Company and prior to 2022 has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company was taxed directly to the members. Accordingly, the Company recorded no provision for federal income taxes.

With the restructuring as of January 1, 2022, the Company is a single member LLC and is a disregarded entity for income tax purposes. As such, no provision for federal income taxes is required.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the "Assessment") for tax years beginning after December 31, 2018, rather than the partners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current partners' pro-rata at the time the Assessment is levied absent claw-back provisions to any former partners or other special allocation provisions within the entity's governing documents.

Accounting Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Note 3 - Revenue Recognition

Contingent Fee Investment Banking Services consists of investment banking services with the goal of assisting the client in consummating a transaction. The transaction fee for Contingent Investment Banking Services generally consists of nonrefundable retainers, a contingent transaction fee, and expense reimbursements. The nonrefundable retainers and expense reimbursements (contract liabilities) are collected at the beginning and throughout the contract term, whereas, the contingent transaction fee is collected only upon the close of a transaction. Contract costs, which consist of labor (base salary, fringes, and bonus) and out-of-pocket expenses, are deferred to the extent of nonrefundable retainers and expense reimbursements (contract liabilities), which are reported as deferred revenue.

Because there is a single performance obligation, all revenue, including the nonrefundable retainers, transaction fee and expense reimbursements are recognized as revenue at the date the transaction closes. Should the engagement be terminated, or should a transaction not be consummated, the nonrefundable retainers and expense reimbursements are recognized as revenue at the termination of the Company's services. Deferred contract costs are amortized when the transaction closes or the engagement is terminated. Given the inherent uncertainty in evaluating whether Contingent Investment Banking Service transactions will close and the related fees that will be generated, it is not possible to estimate the amount of transaction fees that will be earned in 2022 for in-process contracts at December 31, 2022.

Consulting Fee Based Services consist of an agreement with the client to provide a unique deliverable. The consulting fee consists of a single fixed fee and the reimbursement of out-of-pocket expenses. Invoices are sent to customers periodically during the course of the contract, including expense reimbursements. Revenue is recognized at a point in time when the Company has fulfilled its obligations to the client, which occurs upon completion of the unique deliverable. No allocation of the consulting fee is necessary because there is only a single performance obligation. The Company had no Consulting Fee Based Service engagements in progress as of December 31, 2022.

Note 3 - Revenue Recognition (Continued)

Contingent Supervisory Fee Based Services consist of fees charged for investment banking professionals registered with FINRA through the Company supervising investment banking services provided by Advisors to their clients. These fees consist of a single fixed fee charged to Advisors. Revenue is recognized at a point in time when Advisors closes a transaction. As this supervisory fee is only charged upon the successful close of an Advisors transaction, no revenue or related expenses are deferred related to Contingent Supervisory Fees

The amounts of accounts receivable, deferred contract costs and deferred revenue as of January 1, 2022 and December 31, 2022 are as follows:

	January 1, 2022	December 31, 2022
Accounts Receivable - Net	$ 57,000	$ -
Deferred Contract Costs	565,000	583,250
Deferred Revenue	565,000	583,250

The increase in the deferred contract costs and deferred revenue during 2022 is due to the increase in the number of in-process contracts at December 31, 2022 when compared with January 1, 2022.

Note 4 - Property and Equipment

Property and equipment are summarized as follows:

	Amount	Depreciable Life - Years
Leasehold improvements	$ 122,160	5
Furniture and fixtures	194,254	5-7
Computer equipment	38,212	5
Total cost	354,626	
Accumulated depreciation	284,822	
Net property and equipment	$ 69,804	

Note 5 - Member's Equity

On January 1, 2022, the members of the Company created PMCF Holding and exchanged their interest in the Company for a similar amount of equity in PMCF Holding. There was no change in control of the Company resulting from this transaction. The company is now a wholly-owned subsidiary of PMCF Holding. All membership interest in the Company is in one class with 100,600 total units issued and outstanding.

Note 6 - Related Party Transactions

PMCF Advisors, LLC

Effective January 1, 2022, the Company entered into a management services agreement (the Agreement) with Advisors, a wholly-owned subsidiary of PMCF Holding, which is the sole owner of the Company. The agreement contains provisions for Advisors to lease employees to the Company for a fee based on the work performed on PMCF's clients, for the Company to charge a supervisory fee to Advisors when their investment banking services require the services of a registered broker-dealer, and for certain operational expenses to be shared between entities

Employee leasing costs consist of the Company's proportionate share of a leased employee's salary, fringe benefits, and other related costs based on the work the employee performed for the Company during the year.

Supervisory fees are charged to Advisors based on the terms of the Agreement at the greater of $2,000 or five percent of the success fee received by Advisors. Operating expenses that benefit both entities are allocated based on the provisions of the Agreement.

Effective January 1, 2022, the Company entered into an intercompany lease agreement with Advisors, which covers the use of facilities at two of the Company's locations. This is a short-term lease agreement that does not include automatic or other renewal options. The Company charges Advisors a facility allocation based on its pro-rata share of the costs.

Based on the nature of the relationship between the Company and Advisors, including the employee leasing, cost sharing, and lease arrangements as described above, the Company has concluded that Advisors is a variable interest entity but does not require consolidation as the Company is not the primary beneficiary of Advisors. As of December 31, 2022, the Company's financial interest in and maximum exposure to loss is limited to the amounts due from Advisors in the statement of financial condition.

At December 31, 2022, due to related party consisted of amounts due to Advisors related to employee leasing services under the Agreement. Additionally, at December 31, 2022, due from related party consisted of amounts due from Advisors related to shared operational expenses under the agreement. As Advisors is currently in its initial year of operations, payments of amounts due to the Company have not been established on a regular basis.

Plante Moran, PLLC

The management services agreement (the Agreement) referenced above also includes provisions between the Company and Plante Moran, PLLC (PM, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG), which is a minority member of PMCF Holding. Under the terms of the Agreement, PM, PLLC provides general business management, administrative functions, financial management, and support services. In addition, certain other expenses were paid by PM, PLLC on the Company's behalf. The expenses are reimbursed by the Company on a monthly basis. Provisions of the Agreement relating to non-facility services remained in effect through December 31, 2022 and automatically renews each year after unless terminated.

Note 6 - Related Party Transactions (Continued)

Effective January 1, 2022, the Company entered into an intercompany lease agreement with PM, PLLC, which covers the use of facilities at one of the Company's locations. This is a short-term lease agreement that does not include automatic or other renewal options. PM, PLLC charges the Company a facility allocation based on its pro-rata share of the costs.

In addition, a PM, PLLC affiliate (Plante Moran Real Estate Investment Advisors, LLC) provided real estate consulting services to PMCF during the year.

Riverside Advisors, LLC

The Company also has an Overhead Agreement to provide various consulting and accounting support services to Riverside Advisors, LLC (Riverside), an entity affiliated by common ownership. The Company charges Riverside a monthly fee for these administrative services. Effective January 1, 2022, the Company entered into an intercompany lease agreement with Riverside for the space that the Company provides in one of its offices. This is a short-term lease agreement that does not include automatic or other renewal options. The agreement was terminated effective February 28, 2022. The Company charged Riverside a facility allocation based on its pro-rata share of the costs.

Note 7 - Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $2,064,945, which was $2,009,926 in excess of its required net capital of $55,019.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2022, the ratio was 0.40 to 1.

Note 8 - Exemption From Rule 15c3-3

The Company does not claim an exemption from the requirements of Rule 15c3-3 under Paragraph (k). Instead, the Company relies on Footnote 74 of SEC Release 34-70073 and the fact that it acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers.

Note 9 - Operating Leases

The Company has obligations as a lessee for office space with initial terms in excess of one year. The company classified these leases as operating leases. These leases generally contain renewal options for a period of five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

In February 2014, the Company entered into an agreement to lease space for one of its offices. The lease provides for monthly rent plus the Company's share of property, utilities, and maintenance costs. In April 2019, the Company renewed the lease agreement and extended the lease term by five years with the right to extend the lease by an additional five years. The new term of the lease began in December 2019.

In April 2019, the Company also entered into an agreement to expand their premises in the aforementioned office space. The initial term of the lease for the expansion space began in September 2019 after various improvements were made to the space. The lease provides for monthly rent plus the Company's share of property, utilities, and maintenance costs.

In March 2017, the Company entered into an agreement to lease space for another of its offices. The lease term is for seven years and seven months with the option for one five-year extension. The initial term of the lease began in August 2017 after various improvements were made to the existing space. The lease provides for monthly rent plus the Company's share of property taxes, utilities, and maintenance costs.

Additional Information:

Weighted average remaining lease term	2 years
Weighted average discount rate	5.5%

Approximate future minimum annual commitments under these operating leases are as follows:

Years Ending December 31	Amount
2023	$ 267,071
2024	265,835
2025	27,542
Thereafter	-
Total	560,448
Present value of net minimum lease payments	$ 528,242